Exhibit 99.2

NEURODERM LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 2, 2017

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Roy Golan and Yoav Shmaya, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of NeuroDerm Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Tuesday, January 31, 2017, at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 3 Pekeris St., Rabin Science Park, Rehovot 7670212, Israel, on Thursday, March 2, 2017 at 3:00 p.m. (Israel time), and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice of Extraordinary General Meeting of Shareholders has been published in a press release via international wire service and in a related Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission in accordance with the Company’s Articles of Association (as amended) and may be viewed at the following respective links: http://ir.neuroderm.com; and https://www.sec.gov/.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is given with respect to any of Proposals 2 or 3 for the Meeting, this proxy will be voted “FOR” each such proposal and in such manner as the holder of the proxy determines with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. If no direction is given with respect to Proposal 1, this proxy will not be voted on such proposal(s).

IMPORTANT NOTE: The vote under this proxy will not be counted towards the majority required for the approval of Proposal 1 unless the undersigned either (i) confirms that he, she or it does not have a conflict of interest in the approval of Proposal 1 by completing the box for Item 1A on the reverse side, or (ii) contacts the Company, in accordance with instructions in the Proxy Statement, to vote on Proposal 1 via a separate proxy card which is designed for a shareholder who has such a conflict of interest.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

NEURODERM LTD.

March 2, 2017

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE BELOW PROPOSALS. PLEASE SEE THE INSTRUCTION BELOW REGARDING ITEM 1A RELATING TO PROPOSAL 1.

Please sign, date and return promptly in the enclosed envelope. please mark your vote in blue or black ink as shown here ☒

	FOR	AGAINST	ABSTAIN

Important Instructions for Item 1A relating to Proposal 1:

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” ITEM 1A OPPOSITE TO CONFIRM THAT YOU DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1.

Under the Companies Law, you cannot be counted towards the majority required for Proposal 1 unless you provide either (i) the foregoing important confirmation or (ii) a confirmation that you actually do have a conflict of interest in the approval of Proposal 1, as described below.

If you have a conflict of interest in the approval of Proposal 1, you may vote on that proposal by contacting the Company’s Chief Financial Officer, Roy Golan, at +972-8-946-2729 or roy@neuroderm.com, who will provide you with a proxy card that is designed for you (and in that case, you should not vote under this proxy card with respect to Proposal 1 and should not fill in the box “For” Item 1A).

If you hold your shares via a broker or other nominee, please contact him, her or it, who should contact the Company as described above.

1. Approval of an option grant and the payment of increased base salary to Dr. Oded Lieberman, our Chief Executive Officer	□	□	□

1A. The undersigned hereby confirms that he, she or it does not have a conflict of interest (referred to as a “personal interest” under the Israeli Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 1

□
2. Approval of an option grant and the payment of increased director fee amounts to each of Ms. Alla Felder and Mr. Jonathan Kalman, independent directors of the Company	□	□	□
3. Approval of an option grant to Mr. Larry Ellberger, an independent director of the Company	□	□	□

To change the address on your account, please check the box below and indicate your new address in the open space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. □

Signature of shareholder	Date	Signature of shareholder	Date

Note:	Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.